EXHIBIT 99.1
FOR IMMEDIATE RELEASE
CORPORATE RELEASE
STATS CHIPPAC LTD. ANNOUNCES COMMENCEMENT OF EXCHANGE OFFER
Singapore and United States — 9/20/2005 — (Singapore Date: 20 September 2005) — STATS ChipPAC Ltd. (“STATS ChipPAC” or “the Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced the commencement of its offer to exchange any and all of its outstanding US$150,000,000 aggregate principal amount of 7.5% Senior Notes due 2010 for US$150,000,000 aggregate principal amount of its 7.5% Senior Notes due 2010 which have been registered under the U.S. Securities Act of 1933. The outstanding 7.5% Senior Notes due 2010 were originally issued on July 19, 2005 in a private offering. The exchange offer is being conducted pursuant to the registration rights of the holders of the outstanding 7.5% Senior Notes due 2010. The exchange offer will expire at 5:00 p.m., New York time, on October 19, 2005, unless STATS ChipPAC, in its sole discretion, decides to extend the exchange offer.
The exchange agent for the exchange offer is U.S. Bank National Association, 60 Livingston Avenue, St. Paul, Minnesota 55107, Attention: Specialized Finance. For information or to request for copies of the related prospectus, call (1-800) 934-6802.
This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or “the Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). Our offices outside the United States are

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Singapore Contact :
Ching Ching Lee
Senior Investor Relations Manager
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : chingching.lee@statschippac.com
US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : drew.davies@statschippac.com	email : lisa.lavin@statschippac.com

The Ruth Group
David Pasquale — Executive Vice President
Tel : (646) 536 7006
email : dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059